SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTEVAC, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

461148108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Wendell Blonigan

Chief Executive Officer

Intevac, Inc.

3560 Bassett Street

Santa Clara, California 95054

(408) 986-9888

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$980,239	$133.71

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,058,149 shares of Common Stock of Intevac, Inc. having an aggregate value of $980,239 as of July 5, 2013 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(a)

Amount Previously Paid: $133.71	Filing party: Intevac, Inc.
Form or Registration No.: Schedule TO-I.	Date filed: July 9, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(b)	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission on July 9, 2013 by Intevac, Inc., a Delaware corporation (“Intevac” or the “Company”), as previously amended on July 30, 2013. Only those items amended are reported in this Amendment No. 2.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged.

Item 4.	Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Exchange Offer expired on August 6, 2013 at 9:00 p.m. Pacific Time. A total of 87 eligible option holders participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange eligible options to purchase 766,449 shares of the Company’s common stock, representing approximately 72% of the total shares of common stock underlying the eligible options. All surrendered options were cancelled, and immediately thereafter, the Company granted a total of 336,245 options in exchange therefore, pursuant to the terms of the Exchange Offer and the Company’s 2012 Equity Incentive Plan, 2004 Equity Incentive Plan or 1995 Stock Option/Stock Issuance Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

INTEVAC, INC.

/s/ Jeffrey Andreson
Jeffrey Andreson Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Secretary

Date: August 9, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated July 9, 2013.

(a)(1)(A)(i)**	Amendment to Offer to Exchange.

(a)(1)(B)*	Cover E-mails.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-mail.

(a)(1)(F)*	Form of Reminder E-mails.

(a)(1)(G)*	Screenshots from Offer Website.

(a)(1)(H)*	Employee Presentation

(b)	Not applicable.

(d)(1)	Intevac, Inc. 2012 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 000-26946), for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(d)(2)	Form of new option Agreement under the 2012 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q (File No. 000-26946), for the period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 1, 2012.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on July 9, 2013, Commission File No. 005-50377.
**	Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on July 30, 2013, Commission File No. 005-50377.